SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sutherland.com

May 18, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	BDCA Venture, Inc. – Preliminary Proxy Statement on Schedule 14A

Dear Sir or Madam:

On behalf of BDCA Venture, Inc. (the “Company”), we transmitted for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended, the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) on May 13, 2015.

The Company filed a preliminary proxy statement due to a proxy contest with Bulldog Investors, LLC (“Bulldog”).  Bulldog filed a preliminary proxy statement with the SEC on May 12, 2015.

Please call me at the above number if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Cynthia M. Krus

ATLANTA                      AUSTIN                                HOUSTON                       NEW YORK                                WASHINGTON DC